Exhibit 99.1

Subsea 7 awarded contract in the North Sea

Luxembourg – November 25, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a SURF contract valued at approximately $75 million from Total E&P Norge AS on the Atla (formerly David) Field, situated in the central part of the North Sea, 20km northeast of the Heimdal Field.

The contract scope includes the management, engineering, procurement and installation of a 7km 9,3’’ flexible flowline between the Atla and the Bygve Tee on the existing pipeline between Byggve and Heimdal, together with the installation of a 7km umbilical between the Atla Production Guide Base (PGB) and the Byggve PGB. The scope also includes survey activities, tie-in and pre-commissioning activities and other associated services.

Engineering and project management will commence immediately, with offshore operations due to commence in the second quarter of 2012 utilising a number of Subsea 7’s pipelay and construction vessels.

Stuart Fitzgerald, Subsea 7's Vice President, Norway said: “We are pleased to be awarded this contract by Total, which reflects our continuing ability to deliver complex subsea projects to the highest standards. This, combined with our expertise as solution providers, aligns our world-class skills and technology with the needs of our clients. We look forward to helping to bring this important fast track development on-stream in a safe and timely manner.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.